February 13, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Ref.: Transportadora de Gas del Sur S.A.

CUSIP Number 893870204

The purpose hereof is to inform you that a General Shareholders Meeting will be held on March 25, 2003.

Attached hereto is the translation of the notice given in connection with the meeting and the Agenda that will be considered by the Shareholders.

That is the reason to set the record date on February 21. Please take note of this information that shall be confirmed after the hereinabove mentioned meeting.

Sincerely,

Enrique P. Prini Estebecorena

Attorney in fact